April 6, 2012

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s, Inc.

Amendment No. 4 filed on April 6, 2012

File No. 333-175299

Dear Mr. Reynolds:

We are filing this Amendment No. 4 to reflect that our initial public offering will now include selling stockholders. Shares held by our selling stockholders will be included as part of the initial offering to the public and will constitute all shares that may be sold pursuant to the underwriters’ option to purchase additional shares.

In addition, in our letter dated March 23, 2012, we stated that we did not expect to include a Recent Developments section in the Registration Statement. However, after subsequent discussions with the underwriters we believe such disclosure would be beneficial to potential stockholders and intend to include a modified version of our previously submitted Recent Developments section in our Registration Statement. Below we have provided our response to comment #1 in the Staff’s letter dated September 7, 2011 and our new Recent Developments disclosure. For convenience of reference, the text of the comment has been reproduced in bold and italics, with the Company’s response to each sub-bullet included immediately thereafter.

Recent Developments, page 4

1.	We reviewed your planned disclosure of recent performance. In this regard, please address the following:

•	Revise to clarify where such information was obtained (e.g. internal reporting)

Response: The Company has revised the disclosure to state that such information was obtained from internal reporting.

•	Revise to clarify the assumptions used for sales returns and how they were determined

Response: Because the Company’s revised disclosure does not include total net sales results, the Company does not believe disclosure regarding sales returns would be applicable.

Mr. John Reynolds

April 6, 2012

•	Revise to clarify, if true, that the interim financial statements that include such period are not expected to be filed with the SEC until after the offering is completed

Response: The Company has revised the disclosure to state that interim financial statements for the referenced period are not expected to be filed until after the offering is completed.

•

We note that you did not disclose net income and income per common share for the recent performance period and comparable prior period. We believe that these measures are important to an investors understanding of a company’s performance. Please revise to present net income and income per common share such current period and prior period here, or disclose in sufficient detail the reasons for omitting these measures

Response: Because the Company’s monthly accounting close process does not reflect all accounting adjustments that are performed at quarter-end, net income and income per common share data would be based upon incomplete information. Therefore, the Company believes that any such disclosure could be inaccurate and misleading.

•	Revise to clarify if product margin is the same as gross profit presented on your statement of operations. If not, please tell us the basis for including such measure and the differences.

Response: Because the Company’s revised disclosure only includes comparable store sales results and does not include a discussion of the Company’s product margins as previously submitted, the Company does not believe any additional disclosure would be needed in response to this comment.

Recent Developments

Management has prepared the comparable store sales information below in good faith based upon our internal reporting for the two fiscal months ended March 31, 2012. Such information has not been subject to our normal quarterly financial closing processes and our independent registered public accounting firm has not completed their review of these results. These comparable store sales results are only for two fiscal months and therefore the final results for the full quarter ending April 28, 2012 may be materially different after the remaining month of the quarter is included.

Comparable store sales increased 5.1% in the first two months of our fiscal 2012 first quarter following an increase of 11.5% for the same period in fiscal 2011. As of March 31, 2012, the Company operated 142 stores, reflecting two openings year-to-date, with at least 19 net new stores expected to open in the remainder of the year.

Mr. John Reynolds

April 6, 2012

These results should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. Our financial statements for the quarter ending April 28, 2012 are not expected to be filed with the SEC until after this offering is completed.

If you have any questions regarding the recent developments language in this letter or Amendment No. 4, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Adam Turk

David Link

Blaise Rhodes

Brian Bhandari